Gregory P. Rodgers	53rd at Third
Direct Dial: 212-906-2918	885 Third Avenue
greg.rodgers@lw.com	New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

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Attention: Ms. Mara L. Ransom

Re:                             The Container Store Group, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted July 12, 2013
CIK No. 0001411688

Ladies and Gentlemen:

On behalf of our client, The Container Store Group, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Draft Registration Statement on Form S-1 (the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on July 12, 2013 (the “Draft Submission”).

This amendment reflects certain revisions to the Draft Submission in response to the comment letter from the staff of the Commission (the “Staff”) to Jodi Taylor, the Company’s Chief Financial Officer, dated September 5, 2013.  The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of Amendment No. 2, marked to show changes against Amendment No. 1, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with the response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

General

1.              We note your response to comment 7 in our letter dated August 9, 2013 and your response that the disclosure in the fifth bullet point of our comment is supported by a report by Cision, Inc. Please tell us why you have not attributed such disclosure to Cision, Inc. in the prospectus. Additionally, please tell us whether you commissioned the Cision, Inc. report to which you refer and whether the report is widely available to the public. We may have further comment after reviewing your response.

Response:

The Company respectfully advises the Staff that the statement identified in the Staff’s comment is made by, and attributable to, the Company and accordingly has not been attributed to Cision, Inc.  The Company monitors the prominence of its brand through its own research and review of relevant national, local and trade media coverage. The data cited from the report by Cision, Inc. represent one source of support for such statement.  The report was commissioned by the Company for internal use to supplement the Company’s own assessment of the prominence of its brand (and is periodically updated for that purpose) and not specifically for use in connection with the Registration Statement.  The report is not widely available to the public.  Accordingly, the Company respectfully expresses its preference not to attribute such disclosure to Cision, Inc. in the prospectus.

Prospectus summary, page 1

Company overview, page 2

2.              We note your response to comment 8 in our letter dated August 9, 2013. Please also disclose in this section the fact that you have experienced net losses in each of the last three fiscal years, and in the fiscal quarter ended June 1, 2013. In this regard, we note the bullet points on pages 1-2 highlighting your financial performance in recent years. We believe that disclosure regarding historical net losses is necessary to balance the disclosure in this section which highlights only positive aspects of your financial performance.

Response:

The Company respectfully acknowledges the Staff’s comment and has moved the disclosure regarding net losses in each of the last three fiscal years and in the fiscal quarter ended June 1, 2013 from page 6 to page 2 of Amendment No. 2.

Our growth strategy, page 4

3.              We note your response to comment 11 in our letter dated August 9, 2013. Please disclose in this section, as you do in your response, that the rate of future store additions is inherently uncertain and, accordingly, that there is no anticipated timeframe in which you plan to grow the number of your stores to 300 stores.

Response:

The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on page 4 of Amendment No. 2.

Business, page 90

Our products, page 96

4.              We note your response to comment 31 in our letter dated August 9, 2013. Please disclose the percentage of total revenue contributed by any class of similar products or services which accounted for 10 percent or more of consolidated revenue in any of the last three fiscal years. Please refer to Item 101(c)(1)(i) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company respectfully submits that, although the Company markets and sells a number of storage and organizational products that are identified by different labels or brands, all of the products are of the same class of storage and organizational products.  The products are sold to the same types and/or categories of customers, have similar procurement processes and are also managed by a single operations and sale group.  Accordingly, the Company respectfully submits to the Staff that it does not believe that it has separate product classes which would require disclosure under Item 101(c)(1)(i).

Certain relationships and related party transactions, page 125

Voting support agreement, page 126

5.              Please file a form of the voting support agreement as an exhibit to the registration statement or tell us why you believe that you are not required to do so. Please refer to Item 601(b)(4) of Regulation S-K. Please also disclose the duration of the voting support agreement and clarify whether the agreement pertains only to the initial appointment of directors.

Response:

The Company respectfully advises the Staff that it intends to file a form of the voting support agreement as an exhibit to the Registration Statement when a draft of the agreement is available (but prior to effectiveness of the Registration Statement).  The Company respectfully advises the Staff that it will indicate the duration of the voting support agreement and clarify whether the agreement pertains only to the initial appointment of directors when the Company files the form of the voting support agreement as an exhibit to the Registration Statement.

Consolidated financial statements, page F-1

Notes to consolidated financial statements, page F-9

Note 5. Long-term debt and revolving lines of credit, page F-17

6.              We reviewed your response and revisions made in response to comment 36 in our letter dated August 9, 2013. Reference is made to the first full paragraph on page 35 which states that the obligors under the Senior Secured Term Loan Facility, the Revolving Credit Facility and the Elfa Senior Secured Credit Facilities are currently restricted from paying cash dividends. Please revise your filing to disclose in more detail the nature of the restrictions imposed by these facilities. Refer to paragraph 3(i) of Rule 4-08(e) of Regulation S-X.

Response:

The Company respectfully acknowledges the Staff’s comment and has added disclosure to pages F-20, F-36 and F-43 of Amendment No. 2 that discusses the restrictions on paying cash dividends under the Senior Secured Term Loan Facility, the Revolving Credit Facility and the Elfa Senior Secured Credit Facilities.

Schedule I — Condensed financial information of registrant, page F-34

7.              Please explain why total shareholder’s equity and net comprehensive (loss) income do not agree to your consolidated financial statements.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised this section to reconcile the difference between total shareholder’s equity and net comprehensive (loss) income.

8.              Please tell us your consideration of presenting consecutive statements of operations followed by statements of comprehensive (loss) income similar to the presentation in your consolidated financial statements.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised this section to present consecutive statements of operations followed by statements of comprehensive (loss) income similar to the presentation in the Company’s consolidated financial statements.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact me at 212-906-2918 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Gregory P. Rodgers

Gregory P. Rodgers
of LATHAM & WATKINS LLP

Enclosures

cc: (via fax)

Jodi Taylor, Chief Financial Officer, The Container Store Group, Inc.

Howard A. Sobel, Esq., Latham & Watkins LLP

Roxane F. Reardon, Esq., Simpson Thacher & Bartlett LLP